UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2017

WPCS INTERNATIONAL INCORPORATED

(Exact name of Registrant as specified in its charter)

Delaware	001-34643	98-0204758
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

521 Railroad Avenue Suisun City, California	94585
(Address of Principal Executive Office)	(Zip Code)

Registrant's telephone number, including area code (707) 432-1300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Since August 1, 2017, there have been the following transactions in the equity securities of WPCS International Incorporated (“WPCS”):

1.	61,898 H-1 warrants were exercised for cash, resulting in the issuance of 61,898 shares of common stock and the receipt of $100,894;

2.	309,900 H-2 Warrants were exercised for cash, resulting in the issuance of 309,900 shares of common stock and the receipt of $374,979;

3.	615,728 H-3 Warrants were exercised for cash, resulting in the issuance of 615,728 shares and the receipt of $849,705;

4.	4,289 shares of H-1 Preferred Stock were converted into 428,900 shares of Common Stock;

5.	1,239 shares of H-2 Preferred Stock were converted into 123,900 shares of Common Stock; and

6.	3,828 shares of H-3 Preferred Stock were converted into 382,800 shares of Common Stock.

As of the date hereof, there are 5,275,287 shares of WPCS’ Common Stock issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPCS International Incorporated

Dated: November 21, 2017

	By:	/s/ David Allen
David Allen, Chief Financial Officer